[redacted]

14048657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Capital Markets LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rosenberg — 212-632-2689 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, William Rosenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Capital Markets LLC and its subsidiaries (the "Company"), for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William Rosenberg Chief Financial & Operating Officer	February 28, 2014 Date

Subscribed and sworn
to before me this 28th
day of February 2014

Notary Public

WINSTON RYAN KITCHINGHAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KI6183656
Qualified in New York County
My Commission Expires March 24, 2016

LAZARD CAPITAL MARKETS LLC
(A WHOLLY-OWNED SUBSIDIARY OF LFCM HOLDINGS LLC)
(S.E.C. I.D. No. 8-66861)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lazard Capital Markets LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Capital Markets LLC and its subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Lazard Capital Markets LLC and its subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

LAZARD CAPITAL MARKETS LLC

(A Wholly-owned Subsidiary of LFCM Holdings LLC)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
(Dollars In Thousands)

ASSETS		
Cash	$	6,270
Cash and securities segregated for regulatory purposes		2,100
Deposits with clearing organizations		4,854
Securities borrowed		550,023
Securities owned, at fair value		36,712
Receivable from broker-dealers and clearing organizations		27,302
Furniture, equipment and leasehold improvements - net		14,306
Other assets		2,357
TOTAL ASSETS	$	643,924
LIABILITIES AND MEMBER'S EQUITY		
Securities loaned	$	551,488
Securities sold, but not yet purchased, at fair value		9,154
Payable to broker-dealers and clearing organizations		4,347
Other liabilities		25,251
TOTAL LIABILITIES		590,240
Commitments and contingencies (Note 14)		
MEMBER'S EQUITY		
Member's equity		53,600
Accumulated other comprehensive income		84
TOTAL MEMBER'S EQUITY		53,684
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	643,924

See notes to consolidated statement of financial condition.

(Dollars In Thousands)

1. ORGANIZATION

Lazard Capital Markets LLC (the "Company") is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company wholly-owns a United Kingdom ("UK") holding company subsidiary, LCM Holdings 2008 Limited ("LCMH 2008 Ltd"), which in turn wholly-owns its regulated subsidiary, Lazard Capital Markets International Limited ("LCM International Ltd"), a UK investment advisory firm, regulated by the UK's Financial Services Authority ("FSA"). The Company is wholly-owned by LFCM Holdings LLC, a Delaware limited liability company (the "Member" or "LFCM Holdings"). Services provided by the Company include securities brokerage, research, trading, and underwriting.

On May 10, 2005, Lazard Group LLC, a Delaware limited liability company that was previously named Lazard LLC ("Lazard Group"), effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group LLC, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds an interest in Lazard Group and, in order to effect the Separation, held an interest in LFCM Holdings, and LFCM Holdings. In accordance with the provisions of such master separation agreement and through a series of transactions, the capital markets-related assets and liabilities of Lazard Frères & Co. LLC ("LF&Co."), a New York limited liability company and a wholly-owned subsidiary of Lazard Group, were transferred to the Company on May 10, 2005, at which time the Company commenced its business activities. After these transfers and contributions, Lazard Group distributed all of its limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to members of LAZ-MD Holdings, who at the time consisted of the then current and certain former managing directors of the businesses of Lazard Group and LFCM Holdings and certain related estate planning vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated statement of financial condition is presented in U.S. dollars and is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practice.

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Securities Segregated For Regulatory Purposes – At December 31, 2013, cash of $2,000 was deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). There were no securities segregated for regulatory purposes at December 31, 2013.

The Company follows the guidance prescribed in the SEC No-Action Letter regarding Proprietary Accounts of Introducing Brokers and Dealers, dated November 3, 1998, including all supplemental interpretations

thereunder (the "Letter"), which allows an introducing broker-dealer to include assets in their proprietary account maintained by the Company as an allowable asset in their net capital computation, provided the Company establishes a separate reserve account for such assets in accordance with SEC Rule 15c3-3 and both parties enter into a written agreement in accordance with the Letter setting forth their mutual understanding that such an account constitutes a "proprietary account of an introducing broker" ("PAIB").

At December 31, 2013, $100 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIBs.

Securities Owned and Securities Sold, But Not Yet Purchased – Securities owned and securities sold, but not yet purchased are stated at fair value. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate. The Company has an active securities borrowed and loaned matched book business in which it borrows securities from one party and lends them to another. A substantial portion of the Company's interest revenue and interest expense results from these activities.

Collateral – The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or re-pledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Receivable from and Payable to Broker-Dealers and Clearing Organizations – Receivable from broker-dealers and clearing organizations primarily consists of underwriting receivables from lead manager financial institutions, and cash and margin collateral balances and trades in process of settlement, net, with the Company's clearing brokers. Payable to broker-dealers and clearing organizations primarily consist of underwriting payables to co-managers. Receivable from and payable to broker-dealers and clearing organizations are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Furniture, equipment and leasehold improvements – net – Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 22 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 10 years.

Other Liabilities – Other liabilities primarily include accrued compensation, related party payables, legal reserves, and vendor payables.

Legal Reserves – The Company estimates potential losses that may arise out of legal and regulatory proceedings in accordance with ASC 450, *Contingencies.*

Liability Awards – Liability-based awards made pursuant to the Company's Amended and Restated Phantom Equity Incentive Plan (the "Phantom Equity Plan") that do not require future service are expensed immediately. Liability-based awards made pursuant to the Phantom Equity Plan that require future service are amortized over the requisite service period and are accounted for in accordance with ASC 718, *Compensation – Stock Compensation.*

In addition, the Company established the Lazard Capital Markets LLC Equity-Indexed Bonus Plan (the "Equity-Indexed Bonus Plan"), a liability-based award where the fair value is currently based on the performance of a money market mutual fund. Both Plans are described in more detail in Note 11 of the consolidated statement of financial condition.

As a retention vehicle, the Company issues deferred compensation awards to select employees during the compensation cycle based on the employees' performance. Each award is a fixed amount, will be settled in cash and is accrued over the service period. The awards issued prior to January 1, 2014, generally cover a 33-month service period and vest and are paid to the employees one-third on the first September 15th occurring after the date of the grant, one-third on the second September 15th occurring after the date of the grant, and one-third on the third September 15th occurring after the date of the grant, provided that the employees are providing service on the applicable vesting date. Furthermore, awards issued in February 2014, cover a 9-month service period and vest and are paid to the employees on the first September 15th occurring after the date of the grant provided that the employees are providing service on the applicable vesting date. Compensation cost is recognized ratably over this requisite service period based on the dollar value of the awards that are expected to vest and be paid due to the service condition being met. Any adjustments related to forfeitures which may differ from the amounts accrued are adjusted when the employee ceases to be eligible to receive an award.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. Dollars. The Company's UK subsidiaries have a functional currency (i.e., the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in Member's equity in the consolidated statement of financial condition.

Revenue Recognition

Commissions – Commissions charged for executing customer transactions are accrued on a trade date basis.

Underwriting Fees – The Company generates revenue from providing underwriting services to clients. The Company recognizes revenue on these transactions when the following criteria are met:

- The issuer's registration statement has become effective with the SEC, or other offering documents are finalized,
- The Company has made a firm commitment for the purchase of the shares or debt of the issuer,
- The Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

Generally, underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable and represents fees earned, net of estimated transaction related expenses including finders fee, if any, on primary offerings of debt and equity securities. Transaction related expenses, which are

directly related to such transactions and billable to clients, are deferred to match revenue recognition. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction. Private placement fees, including warrants received in certain private placement transactions, are recorded on the closing date of the placement. Expenses associated with these transactions are recognized, net of client reimbursements, when the related revenue is recognized or the engagement is otherwise concluded.

Principal Transactions – Principal transactions revenue includes net trading gains and losses from the Company's market-making activities in over-the-counter common equity securities and convertible securities, from commitment of capital to facilitate customer trades for listed stocks, and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares without previously identifying the other side of the trade at execution which subjects the Company to market risk. These positions are typically held for a very short duration. Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, but not yet purchased are recognized in principal transactions in the current year. Realized gains and losses are recorded on a trade date basis.

Interest and Dividends Income and Expense – The Company recognizes contractual interest and dividends on securities owned and securities sold, but not yet purchased, on an accrual basis. In addition, the Company recognizes interest revenue related to its securities borrowed activities and expense related to its securities loaned activities on an accrual basis.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Comprehensive Income (ASC 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income – In February 2013, the FASB issued ASU No. 2013-02. This update amended ASC 220, *Comprehensive Income*, which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. The Company does not believe that the adoption of the amended guidance has a material impact on the Company's consolidated statement of financial condition.

4. RELATED PARTY TRANSACTIONS

In connection with the Separation, LFCM Holdings and its subsidiaries (including the Company) entered into several agreements in addition to the master separation agreement that regulate their relationships with Lazard Ltd, Lazard Group and LAZ-MD Holdings. Under these agreements, particularly the business alliance agreement (the "business alliance agreement"), the Company is entitled to receive a share of the revenue on transactions referred to Lazard Group and is obligated to share revenues on transactions referred to the Company. Also incorporated under these agreements are non-compete arrangements. The business alliance between Lazard Group and LFCM Holdings is subject to periodic automatic renewal, unless Lazard Group or LFCM Holdings elects to terminate the agreement in connection with any such renewal or elects to terminate on account of a change of control of either party. At December 31, 2013, the date by which either party was required to provide notice of non-renewal had been tolled, and neither party had given notice of non-renewal or termination. At December 31, 2013, the total amount payable was $2,599, and is included in payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to an administrative services agreement (the "administrative services agreement") by and among Lazard Group, LAZ-MD Holdings and LFCM Holdings, Lazard Group provides to LFCM Holdings and its subsidiaries (including the Company), and LFCM Holdings and its subsidiaries (including the Company) provide to Lazard Group, certain administrative and support services; charges for such services are based primarily on a cost allocation methodology. The services provided pursuant to the administrative services agreement by Lazard Group to LFCM Holdings, and by LFCM Holdings to Lazard Group, are subject to automatic annual renewal, unless either party gives 180 days' notice of termination. LFCM Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the business alliance agreement entered into on May 10, 2005, by and between LFCM Holdings and Lazard Group expires or is terminated. The party receiving a service may also terminate a service earlier, upon 180 days' notice, as long as the receiving party pays the service provider an additional three months of service fee for the terminated service. The total amount payable was $156 and is included in other liabilities in the consolidated statement of financial condition.

Pursuant to a license agreement by and among LF&Co., certain of its affiliates and LFCM Holdings, in general, LFCM Holdings is permitted to use the "Lazard" name to the extent that this name was used by Lazard Group's businesses that were transferred to LFCM Holdings prior to the Separation. In consideration for this license, LFCM Holdings is currently obligated to pay the licensors an annual fee, in advance, by no later than January 15th of each year.

The Company subleases office space in various locations under agreements with LF&Co. and Lazard Group (see Notes 6 & 14).

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

In September 2013, the Company began introducing its own and client transactions on a fully-disclosed basis to Pershing LLC ("Pershing"). In addition, in 2010, the Company began introducing certain client transactions on a fully-disclosed basis to J.P. Morgan Clearing Corp ("JPMCC"). At December 31, 2013, amounts receivable from and payable to broker-dealers and clearing organizations included:

RECEIVABLE:	
Receivable from clearing brokers and counterparties	$ 23,904
Underwriting	2,933
Trade in process of settlement, net	465
	$ 27,302
PAYABLE:	
Related party	$ 2,599
Underwriting	1,748
	$ 4,347

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – NET

At December 31, 2013, furniture, equipment and leasehold improvements – net consists of the following:

Leasehold improvements	$	12,256
Furniture and equipment		7,364
Total	$	19,620
Less - Accumulated depreciation and amortization		5,314
Furniture, equipment and leasehold improvements - net	$	14,306

As discussed in Note 14, the Company subleases office space in New York under an agreement with Lazard Group which expires on October 30, 2033. In 2013 and 2012, respectively, the Company recognized approximately $1,041 and 13,401, respectively, in leasehold improvements and furniture and equipment related to the enhancement of the office space. In 2012, the Company recognized a leasehold improvement credit in the amount of $3,943 in relation to the office space. The leasehold improvement credit serves as a reduction to lease rental expense and is amortized on a straight-line basis over the term of the lease. At December 31, 2013, the leasehold improvement credit was $3,651 and is included in other liabilities in the consolidated statement of financial condition.

7. FAIR VALUE MEASUREMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value, which is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company categorizes its securities owned and securities sold, but not yet purchased recorded at fair value into a three-level fair value hierarchy as follows:

Level 1 Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, many other sovereign government obligations, active listed equities, and most money market securities.

Level 2 Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency include most investment-grade and high-yield corporate bonds, less liquid listed equities, and municipal obligations.

Level 3 Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. These types of instruments typically trade infrequently and have little or no price transparency. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. The Company's Level 3 assets primarily relate to the restricted use of an asset or liability and are typically subject to transfer restrictions.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013.

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned:				
Money market instruments	$ 30,001	$ -	$ -	$ 30,001
Corporate debt	-	5,050	-	5,050
Equities	1,318	-	314	1,632
Municipal bonds	-	29	-	29
Total Assets	$ 31,319	$ 5,079	$ 314	$ 36,712
Liabilities:				
Securities sold, but not yet purchased:				
Equities	$ 373	$ -	$ -	$ 373
Corporate debt	-	8,781	-	8,781
Total Liabilities	$ 373	$ 8,781	$ -	$ 9,154

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Corporate debt

The fair value of corporate debt is determined using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate debt is generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, equities are categorized in Level 2 or Level 3 of the fair value hierarchy.

8. OFFSETTING OF ASSETS AND LIABILITIES

The Company adopted the guidance in ASU 2013-01, an update to ASC 210, *Balance Sheet*, which clarified the scope of disclosures about offsetting assets and liabilities for periods beginning after January 1, 2013. The update further clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, *Derivatives and Hedging*, as well as repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis in the consolidated statement of financial condition.

The following table represents information about the offsetting of securities borrowed and securities loaned and related collateral amounts at December 31, 2013:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Financial Instruments (1)	Cash Collateral Received	Net Exposure
Offsetting of Financial Assets						
Securities borrowed	$ 550,023		$ 550,023	(537,469)	-	$ 12,554

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition	Financial Instruments (1)	Cash Collateral Pledged	Net Exposure
Offsetting of Financial Liabilities						
Securities loaned	$ 551,488	-	$ 551,488	(551,215)	-	$ 273

(1) Amounts relate to master lending agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance and are calculated by each individual counterparty rather than in the aggregate.

At December 31, 2013, the market value of collateral accepted in securities borrowed transactions was $530,056, all of which was re-pledged pursuant to securities lending transactions.

9. OTHER LIABILITIES

At December 31, 2013, other liabilities consisted of the following:

Accrued compensation	$	12,998
Related party (Notes 4, 6, and 14)		6,442
Other		5,811
	$	25,251

10. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk – Market risk is the potential that a security's value could change by fluctuations in interest rates, currency rates, price and credit spreads. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold, but not yet purchased.

Currency Risk – Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.

Price Risk – Price risk arises from the possibility that security prices will fluctuate, affecting the value of securities. The Company is subject to price risk primarily in securities owned and securities sold, but not yet purchased.

Credit Risk – The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk – The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2013, the Company's most significant concentration of credit risk was with a financial institution that acts as custodian for various money market mutual funds held by the Company. This concentration consists of both direct and indirect credit risk exposure. Direct exposure primarily results from a possible diversion from the Net Asset Value of one dollar, which is typical of the majority of money market mutual funds registered under Rule 2(a)(7) of the SEC Investment Company Act of 1940. The Company's indirect exposure results from fluctuations in the value of the securities owned by the money market mutual funds, to which the Company has limited control. The Company believes its exposure to these funds to be minimal, and continuously monitors the composition and risk associated with these instruments.

Off-Balance Sheet Risks – The Company may be exposed to a risk of loss not reflected in the consolidated statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

Customer securities transactions are cleared through Pershing and JPMCC (the "clearing brokers") on a fully-disclosed basis. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. Customers are generally institutional investors and brokers and dealers that are members of major exchanges. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with whom it conducts business.

It is the Company's policy to take possession of securities borrowed. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently returned, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities loaned, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently recalled.

11. EMPLOYEE BENEFIT PLANS

The Company provides certain retirement and other post-employment benefits to certain of its employees through defined contribution and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time, subject to the terms of such plans.

Post-Retirement Medical Benefit Plan

Effective August 1, 2005, the Company established a Post-Retirement Medical ("PRM") program for certain employees of the Company. An employee will participate only to the extent they meet the eligibility requirements set out in the program other than certain eligible employees that were "grandfathered" into, and remained in, LF&Co.'s PRM program. The PRM pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service. Effective December 31, 2013, the Company terminated the PRM and settled with the participants for $597. The Company had an increase to Member's Equity for $576 that is included in accumulated other comprehensive income in the consolidated statement of financial condition. At December 31, 2013, the Company no longer has an obligation under the PRM.

Defined Contribution Plan

The Defined Contribution Plan (the "401(k) Plan") for employees, which was established under the LF&Co. plan until December 31, 2005, had an employer match to participant pre-tax contributions. A separate defined contribution plan was established for the Company on January 1, 2006. The Company may match 100% of pre-tax employee contributions to the 401(k) Plan, excluding catch up contributions, up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service (with full credit of prior service with Lazard Group).

Amended and Restated Phantom Equity Incentive Plan

The Board of LFCM Holdings (the "Board") adopted the Phantom Equity Plan effective January 1, 2008, and amended and restated such plan effective as of July 15, 2010. The Amended and Restated Phantom Equity Incentive Plan provides that the Board may award select officers and employees of the Company interests in an aggregate amount (the "total plan payout amount") equal to 50% of the appreciation in value of the Company's equity at the time of certain future events from the net book value of the Company on December 31, 2006, as adjusted for certain expenses incurred by the Company that are identified in the Phantom Equity Plan ("Adjusted Starting Value"). The Phantom Equity Plan provides that holders of vested Phantom Equity Plan interests will receive a payout following the earlier of certain liquidity events with respect to the Company (as identified in the Phantom Equity Plan) and January 1, 2018. Such payouts may be made in cash or securities, debt or other property of the Company or another person as determined by the Board.

Unless otherwise determined by the Board, interests will cliff-vest based on service as follows: 25% of interests upon the first anniversary of the grant date, 25% upon the second year anniversary of the grant date, and 50% upon the third year anniversary of the grant date.

There is no limit to the number of interests that may be granted under the Phantom Equity Plan, and forfeited interests can be reissued to other participants as designated by the Board. Each award has an appreciation base, which is the amount above which an interest will be entitled to participate in the appreciation. The appreciation base for each interest is determined in the sole discretion of the Board, and may be reduced by the Board after such interest is awarded to an amount no less than the Adjusted Starting Value. The Board has the power to change the method for allocating the total plan payout amount among the participants in the Phantom Equity Plan. Subject to the approval of the Board, the Company has the power, but is not required, to repurchase interests held by a participant whose employment with the Company terminates. If any interests are repurchased, such interests will be cancelled and the total plan payout amount available to the remaining participants in the Phantom Equity Plan will be decreased by 50% of the amount of the payments made to repurchase such interests plus 5% simple interest on such amounts. At December 31, 2013, the value of the Company's equity did not exceed the Adjusted Starting Value, and as a result the interests did not have any value and no accruals related to such plan were made. If the value of the Company's equity increases above the Adjusted Starting Value in a future period, compensation expense relating to the interests will be recorded. All of the interests that remained outstanding at December 31, 2013 have vested.

Equity-Indexed Bonus Plan

On June 27, 2012, the Company established the Equity-Indexed Bonus Plan effective as of February 3, 2012. The Board is the committee that administers the Equity-Indexed Bonus Plan. The Equity-Indexed Bonus Plan provides for the granting of bonus awards to select employees of the Company. Such awards were initially linked to the performance of the Class A common stock of Lazard Ltd. Recipients were granted a number of notional shares of Class A common stock of Lazard Ltd. in which their award was deemed invested. In February 2013, the Board changed the deemed investment for each award that was outstanding at the time from notional shares of Class A common stock of Lazard Ltd. to a notional interest in a money market mutual fund. Each equity-indexed bonus award is subject to vesting and, if and when vested, now entitles the recipient thereof to a cash payment equal to the value at the time of vesting of the vested portion of the notional interest in the money market mutual fund awarded to such recipient. Unless otherwise determined by the Board, each equity-indexed bonus award will vest one-third on the first September 15th occurring after the date of the grant, one-third on the second September 15th occurring after the date of the grant, and one-third on the third September 15th occurring after the date of the grant. The Equity-Indexed Bonus Plan permits participating employees to elect to freeze the value of specified portions of an equity-indexed bonus award at specified times during the vesting period such that the portion of the award for which an election is made shall no longer be deemed to be invested in the security to which the award is linked for the remainder of the vesting period. This option to freeze the value of a portion of an award ceased to be applicable to the outstanding

awards when the deemed investment for such awards was changed to a notional interest in a money market mutual fund in February 2013.

In connection with the Equity-Indexed Bonus Plan, the Company recorded a prepaid compensation asset and a corresponding compensation liability in the amount of $2,425 on the grant date based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. Any awards that do not require future service are expensed immediately. The related compensation liability is accounted for at fair value of the investment in which the awards are deemed invested, and is adjusted for changes in fair value of the deemed investment. The accrued compensation related to the Equity-Indexed Bonus Plan amounted to $482 and is included in other liabilities in the consolidated statement of financial condition.

12. RESTRUCTURING PLAN

In 2013, the Company announced restructuring plans which included certain staff reductions and realignments of personnel. The restructuring charges primarily consisted of compensation-related expenses including severance and benefit payments, the acceleration of previously awarded deferred compensation, and other costs. At December 31, 2013, the remaining liability was $1,673. During the year ended December 31, 2013, the Company made cash payments of $18,363. The liabilities relating to the restructuring plans are reported in other liabilities in the consolidated statement of financial condition.

13. BORROWINGS AND INDEBTEDNESS

The Company had two revolving credit agreements in place, which had been approved by the Company's regulators. The Company was permitted to borrow up to $20,000 of subordinated debt under one of the revolving credit agreements (the "$20,000 Credit Agreement"), which would have matured on April 8, 2014, and in July 2013, was amended to provide up to $10,000 of subordinated debt. In addition, the Company was permitted to borrow up to $35,000 under the other revolving credit agreement (the "$35,000 Credit Agreement"), which would have matured on February 24, 2015. The interest rate on such borrowings was based upon an index rate plus an applicable margin. During 2013, the Company was not in compliance with certain covenants in the credit agreements and as a result, the $35,000 Credit Agreement was terminated effective September 2013 and the $20,000 Credit Agreement was terminated effective December 2013.

14. COMMITMENTS AND CONTINGENCIES

As discussed in Note 6, the Company subleases office space in New York under an agreement with Lazard Group which expires on October 30, 2033. The Company also subleases office space in Chicago and Boston under agreements with LF&Co., which expire on January 30, 2018 and January 31, 2018, respectively.

Furthermore, the Company leases office space in San Francisco, Dallas, Florida, Pennsylvania and London which leases expire on November 30, 2016, February 28, 2014, January 31, 2014, May 31, 2014 and June 21, 2014 respectively.

Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Aggregate minimum rental commitments under these leases are as follows:

December 31,	Minimum Rental Commitments
2014	$ 4,312
2015	4,326
2016	4,368
2017	4,073
2018	4,049
Thereafter	64,234
Total minimum lease payments	$ 85,362
Less: sublease proceeds	154
Net lease payments	$ 85,208

At December 31, 2013, the total amount payable was $2,237 and is included in other liabilities in the consolidated statement of financial condition. With respect to the New York office space subleased from Lazard Group, in certain instances as more specifically delineated in the sublease, Lazard Group may recapture all or part of the subleased space, in which case Lazard Group will thereafter be responsible for lease obligations pertaining to the recaptured space.

Underwriting – In the normal course of business, the Company enters into underwriting transactions. Underwriting transactions that were open at December 31, 2013 and subsequently settled had no material impact in the consolidated statement of financial condition at December 31, 2013.

Other Commitments – The Company has certain contractual agreements that require future payments of $6,792, $1,975, and $14, for the years ending December 31, 2014, 2015, and 2016, respectively. The majority of these agreements are deferred compensation awards (see Note 2). The Company's obligation under these agreements are cancelable under certain circumstances, and the vesting of the deferred compensation awards will accelerate in certain circumstances, such as the involuntary termination of an employee other than for cause.

The amount of compensation expense recognized within a calendar year is based on the service period in that year. Generally, for awards issued prior to January 1, 2014, the service period for the first one-third of the award is usually the first nine months of the calendar year in which the award is granted. Additionally, for the last three months in the initial calendar year following the grant, compensation expense is accrued on awards related to the one-third that will vest and become payable as of the second September 15th period. The accrued liability at December 31, 2013 amounted to $748 and is included in other liabilities in the consolidated statement of financial condition.

In February 2014, the Company issued deferred compensation awards to select employees in the amount of $2,742. The service period for these awards is the first nine months of the calendar year the award is granted (see Note 2).

Legal – In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.

The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's consolidated statement of financial condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the consolidated statement of financial condition is not material.

In April 2013, the Company and several other defendants settled a class action securities lawsuit in connection with the Company's participation as an underwriter of SinoTech Energy Limited's initial public offering in 2010. The Company's contribution to the settlement did not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial condition. In August 2013, the Company negotiated a settlement with FINRA to resolve an enforcement action that alleged that the Company failed to include certain conflict of interest disclosures in its published research reports in violation of FINRA rules. The resulting monetary sanction did not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial condition.

15. REGULATORY REQUIREMENTS

As a U.S. registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2013, the Company had no debit items arising from customers and its regulatory net capital was $28,804, and its regulatory net capital in excess of the minimum was $27,304.

During 2013, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Rule 15c3-3 of the Securities Exchange Act of 1934.

LCM International Ltd is subject to regulation by the UK's FSA. At December 31, 2013, LCM International Ltd was in compliance with the UK's FSA requirements.

16. INCOME TAXES AND UNINCORPORATED BUSINESS TAX

The Company is deemed to be a single-member disregarded entity for federal and state income taxes. Accordingly, no federal and state tax provision (benefit) has been made in the consolidated statement of financial condition with respect to the Company's earnings (losses), which are reflected in its Member's tax returns, except with regard to its foreign subsidiaries that are taxed in the country in which they operate. The Company evaluates uncertain tax positions in accordance with ASC 740, *Income Taxes* and has determined that at December 31, 2013, the Company does not have any uncertain tax positions that require recognition or measurement in the consolidated statement of financial condition. At December 31, 2013, the Company has recorded a deferred tax asset in the amount of $690, related to net operating loss carry forwards of $3,450 in LCM International Ltd. Net operating losses can be carried forward indefinitely in the UK. The deferred tax is offset by a valuation allowance in the same amount, as it is more likely than not that the Company will not realize this net operating loss carry forward in this jurisdiction. The valuation allowance at December 31, 2013 reflects a net increase of $125 from the balance of $565 at December 31, 2012 and is the result of the LCM International Ltd net operating loss.

The Company does not file New York City Unincorporated Business Tax as it is included in the Member's filing.

17. SUBSEQUENT EVENTS

The Company evaluated events and transactions occurring after December 31, 2013 for potential recognition or disclosure in the consolidated statement of financial condition. Other than as disclosed in the footnotes to these consolidated statement of financial condition, no recordable or disclosable events occurred.

* * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Lazard Capital Markets LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Capital Markets LLC and its subsidiaries (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP